Chicago New York Washington, DC London San Francisco Los Angeles Singapore Dallas vedderprice.com

October 18, 2021

VIA EDGAR Mr. John Stickel U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-0303

Re: NSTS Bancorp, Inc.
Registration Statement on Form S-1
Filed September 13, 2021
File No. 333-259483 (the “Registration Statement”)

Dear Mr. Stickel:

On behalf of NSTS Bancorp, Inc. (the “Company”), we are hereby transmitting for filing via EDGAR Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1, File No. 333-259483 (the “Amended S-1”). Simultaneously therewith, the Company is submitting via EDGAR this letter in response to the comment letter it received from the Staff dated October 8, 2021 with respect to the Registration Statement. We have included below the comments set forth in the Staff’s letter, as well as the Company’s responses to those comments. We are also sending, under separate cover, a marked copy of the Amended S-1 showing the changes to the Registration Statement.

Form S-1 filed September 13, 2021

Cover Page

1.	We note that you are making the subscription offer to eligible depositors and certain borrowers. Please note on the cover page the minimum balance required to be eligible to participate in the offer, and what requirements, if any, there are for borrowers that are not also eligible depositors to participate in the subscription offering.

Response: As requested, the Company has revised the disclosure on the cover page of the prospectus to note the minimum deposit balance required to be eligible to participate in the offering, as well as to describe the other requirements applicable to borrowers that are not also eligible depositors in order for them to participate in the offering.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

Mr. John Stickel

October 18, 2021

Summary

Conversion of North Shore MHC, page 1

2.	Please revise your diagram on page 2 (after the conversion and offering are completed) to include the shares that will be held by the newly created NSTS Charitable Foundation.

Response: As requested by the Staff, the diagram on page 2 of the prospectus under the heading captioned “Summary—Conversion of North Shore MHC” (after the conversion and offering are completed) has been revised to reflect the shares that will be held by the newly created NSTS Charitable Foundation, Inc.

Increase loan production through formation of loan productions offices, page 4

3.	We note your plan to add up to three additional loan production offices in your surrounding communities over the next few years. Please disclose the anticipated costs to open new loan production offices here and in the risk factor on page 19, as well as the anticipated and/or historical timeframe before loan production offices become profitable.

Response: As requested, the disclosure regarding the Company’s plans to add up to three additional loan production offices included on page 4 of the prospectus under the heading captioned “Summary—Business Strategy—Increase loan production through formation of loan production offices” and in the Risk Factor captioned “Risks Related to Our Business Strategy —The building of market share through our loan production office strategy, and our ability to achieve profitability from new offices, may increase our expenses and negatively affect our earnings” has been revised to reflect a discussion of both the anticipated costs to open the new loan production offices and the expected timeframe before such loan production offices may become profitable.

Risk Factors, page 16

4.	Consistent with your disclosure on page 121, please add a risk factor related to your exclusive forum provision addressing the potential increased costs for shareholders to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response: As requested, the Company has included a new risk factor on page 29 under “Risk Factors—Risks Related to the Offering” captioned “— The certificate of incorporation of NSTS Bancorp, Inc. designates the federal or state courts located in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees” that summarizes the material risks, including the potential increased costs for shareholders to bring a claim in a judicial forum that they find favorable, relating to the Company’s inclusion of an exclusive forum provision in its Certificate of Incorporation.

Mr. John Stickel

October 18, 2021

Security breaches and cybersecurity threats could compromise our information and expose us to liability, page 21

5.	Please clarify whether you have experienced any material breaches of the types you reference. Refer to CF Disclosure Guidance: Topic No. 2 - Cybersecurity, and Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release No. 33-10459. Also, since cybersecurity risks appear material to your business, disclose under another appropriately captioned section the nature of the board’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response: As requested by the Staff, we have revised the disclosure on page 21 of the prospectus under the heading captioned “Risk Factors—Security breaches and cybersecurity threats could compromise our information and expose us to liability, which would cause our business and reputation to suffer” to confirm that, to the knowledge of the Company, the Company has not suffered any of the events described in the risk factor.

Separately, as requested, the Company has included a new section on page 95 of the prospectus under the heading “Management—Board Oversight of Cybersecurity Risks” that includes disclosure describing the role of the Company’s board of directors in overseeing the Company’s cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has had on the board’s leadership structure.

Pro Forma Data, page 40

6.	We note your pro forma condensed statement of income pro forma disclosures starting on page 41. Please revise to also include this information for the most recent fiscal year. Refer to Regulation S-X, Rule 11-02(c)(2)(i).

Response: As requested by the Staff, the Company confirms that it has included on page 47 of the prospectus a pro forma condensed statement of income as of the most recent fiscal year.

North Shore, MHC and Subsidiaries Notes to Consolidated Financial Statements as of December 31, 2020 and 2019, page F-32

7.	Please revise to include parent-only financial statements or tell us how you concluded that they were not required. Refer to ASC 810-10-45-11 and Regulation S-X Rules 12-04 and 9-06, as applicable.

Response: Pursuant to the Staff’s request, the Company confirms that it has included parent-only financial statements as Note 17 of the North Shore, MHC and Subsidiaries Notes to Consolidated Financial Statements as of December 31, 2020 and 2019. The Company notes that the parent-only financial statements can be found on page F-48 of the prospectus.

Mr. John Stickel

October 18, 2021

Exhibits and Financial Statement Schedules, page II-2

8.	Please file executed copies, to the extent that such agreements are executed prior to effectiveness, rather than or in addition to the “Form of" versions, of Exhibits 8.1, 10.1, and 10.2.

Response: As requested by the Staff, a copy of the final executed Federal and State Tax Opinion of Vedder Price P.C. has been filed as Exhibit 8.1 to the Amended S-1. In addition, the Company confirms that both Exhibit 10.1 (Form of Employment Agreement by and between NSTS Bancorp, Inc., North Shore Trust and Savings and Stephen G. Lear) and Exhibit 10.2 (Form of Change in Control Agreement) are not expected to be executed prior to the effectiveness of the Amended S-1, rather such agreements are expected to be executed immediately prior to the closing of the offerings described in the Amended S-1. The Company plans to file a copy of the execution versions of these agreements as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

We believe the foregoing is responsive to the Staff’s comments and requests for additional information. Please be advised that the Company wishes to have the registration statement declared effective as soon as possible. Accordingly, should you have any questions or need any additional information, please do not hesitate to contact the undersigned at (312) 609-7835, or Daniel C. McKay, II at (312) 609-7762.

Very truly yours, /s/Jennifer Durham King Jennifer Durham King Shareholder, Corporate Practice Area Leader
JDK/mcs

cc:	Stephen G. Lear, NSTS Bancorp, Inc.
Carissa Schoolcraft, NSTS Bancorp, Inc.
Daniel C. McKay, II, Vedder Price P.C.
John F. Breyer, Jr., Breyer & Associates PC